UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

___________________

Carlyle GMS Finance, Inc.
(Name of Issuer)
___________________

Common Stock, $0.01 par value per share
(Title of Class of Securities)

N/A
 (CUSIP Number)

May 8, 2013
(Date of Event Which Requires Filing of this Statement)
___________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ] Rule 13d-1(b)
    [X] Rule 13d-1(c)
    [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Stifel Financial Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 333,119*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 333,119*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,119*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARESNot Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.99%*
12	TYPE OF REPORTING PERSON CO

* The denominator for this calculation is based on 2,778,306 shares of Company common stock outstanding, which is based on information included in the third notice of capital call, dated July 17, 2013, received by the Reporting Person from the Company.  On May 8, 2013, the Reporting Person received the first notice of capital call from the Company for an aggregate of 116,469 shares of Company common stock.  Following the first capital call, the Reporting Person owned an aggregate of 116,469 shares of Company common stock, or 19.41% of the Company’s outstanding shares of common stock.  On June 11, 2013, the Reporting Person received a second notice of capital call from the Company for an aggregate of 138,160 shares of Company common stock.  Following the second capital call, the Reporting Person owned an aggregate of 254,629 shares of Company common stock, or 12.56% of the Company’s outstanding shares of common stock.  On July 17, 2013, the Reporting Person received the third notice of capital call from the Company for an aggregate of 78,490 of Company common stock.  As stated, following the third capital call, the Reporting Person now owns an aggregate of 333,119 shares of Company common stock, or 11.99% of the Company’s outstanding shares of common stock.

Item 1.

	(a).	Name of Issuer

Carlyle GMS Finance, Inc.

	(b).	Address of Issuer’s Principal Executive Offices

520 Madison Avenue, 38th Floor, New York, NY 10022

Item 2.

	(a).	Name of Person Filing

Stifel Financial Corp.

	(b).	Address of Principal Business Office

501 N. Broadway, St. Louis, Missouri 63102

	(c).	Citizenship

Delaware

	(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e).	CUSIP Number

N/A

Item 3.	N/A

Item 4.	Ownership:

	(a)	Amount beneficially owned: 311,119*

	(b)	Percent of class: 11.99%*

* The denominator for this calculation is based on 2,778,306 shares of Company common stock outstanding, which is based on information included in the third notice of capital call, dated July 17, 2013, received by the Reporting Person from the Company.  On May 8, 2013, the Reporting Person received the first notice of capital call from the Company for an aggregate of 116,469 shares of Company common stock.  Following the first capital call, the Reporting Person owned an aggregate of 116,469 shares of Company common stock, or 19.41% of the Company’s outstanding shares of common stock.  On June 11, 2013, the Reporting Person received a second notice of capital call from the Company for an aggregate of 138,160 shares of Company common stock.  Following the second capital call, the Reporting Person owned an aggregate of 254,629 shares of Company common stock, or 12.56% of the Company’s outstanding shares of common stock.  On July 17, 2013, the Reporting Person received the third notice of capital call from the Company for an aggregate of 78,490 of Company common stock.  As stated, following the third capital call, the Reporting Person now owns an aggregate of 333,119 shares of Company common stock, or 11.99% of the Company’s outstanding shares of common stock.

	(c)	Number of shares to which such Reporting Persons have:

(i) Sole power to vote or to direct the vote: 333,119*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 333,119*

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

(c)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 30, 2013

Stifel Financial Corp.

/s/ James M. Zemlyak
Name: James M. Zemlyak
Title:  Senior Vice President and Chief Financial Officer